Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT INNOVATIONS INC.

For the three months ended March 31, 2016 and 2015

WESTPORT INNOVATIONS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	March 31, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$23,913	$27,143
Short-term investments	708	696
Accounts receivable (note 3)	39,417	38,324
Inventories (note 4)	36,331	35,660
Prepaid expenses	4,479	3,475
	104,848	105,298
Long-term investments (note 5)	29,817	31,111
Other assets	3,139	2,863
Property, plant and equipment (note 7)	42,820	42,527
Intangible assets (note 8)	22,659	22,307
Deferred income tax assets	2,710	2,538
Goodwill (note 9)	3,152	3,008
	$209,145	$209,652
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$56,085	$57,454
Current portion of deferred revenue	1,858	1,779
Current portion of long-term debt (note 11)	19,755	8,257
Current portion of long-term royalty payable (note 12)	1,500	—
Current portion of warranty liability (note 13)	4,804	5,554
	84,002	73,044
Deferred revenue	1,268	1,513
Long-term debt (note 11)	45,628	54,190
Long-term royalty payable (note 12)	17,016	—
Warranty liability (note 13)	7,192	8,437
Deferred income tax liabilities	3,560	3,570
Other long-term liabilities	1,366	1,302
	160,032	142,056
Shareholders’ equity:
Share capital (note 14):
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
64,488,362 (2015 - 64,380,819) common shares	937,864	937,029
Other equity instruments	18,833	16,460
Additional paid in capital	9,837	9,837
Accumulated deficit	(886,627)	(863,348)
Accumulated other comprehensive income	(30,794)	(32,382)
	49,113	67,596
Commitments and contingencies (note 16)
	$209,145	$209,652
See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

Brenda J. Eprile	Director	Warren Baker	Director

WESTPORT INNOVATIONS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

	Three months ended March 31,
	2016	2015
Product revenue	$23,555	$26,977
Service and other revenue	456	1,045
	24,011	28,022
Cost of revenue and expenses:
Cost of product revenue	17,248	22,598
Research and development	11,633	13,476
General and administrative	10,079	8,391
Sales and marketing	3,697	4,457
Foreign exchange (gain) loss	1,346	(2,875)
Depreciation and amortization (note 7)	3,108	3,547
Bank charges, interest and other	138	68
	47,249	49,662
Loss from operations	(23,238)	(21,640)
Income from investments accounted for by the equity method	2,003	6,312
Interest on long-term debt and amortization of discount	(2,272)	(1,472)
Interest and other income	76	69
Loss before income taxes	(23,431)	(16,731)
Income tax expense (recovery)	(152)	473
Net loss for the period	$(23,279)	$(17,204)
Other comprehensive income (loss):
Cumulative translation adjustment	1,588	(11,349)
Comprehensive income (loss)	$(21,691)	$(28,553)
Loss per share:
Basic and diluted	$(0.36)	$(0.27)
Weighted average common shares outstanding:
Basic and diluted	64,413,316	63,838,842

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT INNOVATIONS INC.
Condensed Consolidated Interim Statements of Shareholders’ Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three months ended March 31, 2016 and March 31, 2015

	Common			Additional		Accumulated other	Total
	shares		Other equity	paid in	Accumulated	comprehensive	shareholders'
	outstanding	Share capital	instruments	capital	deficit	income (loss)	equity
January 1, 2015	63,480,722	$930,857	$7,767	$9,837	$(764,960)	$(15,493)	$168,008
Issue of common shares on exercise of share units	298,861	3,230	(3,230)	—	—	—	—
Issue of common shares in connection with acquisition	325,073	1,162	—	—	—	—	1,162
Stock-based compensation	—	—	3,247	—	—	—	3,247
Net loss for the period	—	—	—	—	(17,204)	—	(17,204)
Other comprehensive income (loss)	—	—	—	—	—	(11,349)	(11,349)
March 31, 2015	64,104,656	$935,249	$7,784	$9,837	$(782,164)	$(26,842)	$143,864

January 1, 2016	64,380,819	$937,029	$16,460	$9,837	$(863,348)	$(32,382)	$67,596
Issue of common shares on exercise of share units	107,543	835	(835)	—	—	—	—
Stock-based compensation	—	—	3,208	—	—	—	3,208
Net loss for the period	—	—	—	—	(23,279)	—	(23,279)
Other comprehensive income (loss)	—	—	—	—	—	1,588	1,588
March 31, 2016	64,488,362	$937,864	$18,833	$9,837	$(886,627)	$(30,794)	$49,113

See accompanying notes to condensed consolidated interim financial statements.

Westport Innovations Inc.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2016	2015
Cash flows from (used in) operating activities:
Net loss for the period	$(23,279)	$(17,204)
Items not involving cash:
Depreciation and amortization	3,108	3,547
Stock-based compensation expense	3,994	3,247
Unrealized foreign exchange (gain)/loss	1,346	(2,875)
Deferred income tax (recovery) expense	—	307
Income from investments accounted for by the equity method	(2,003)	(6,312)
Accretion of long-term debt	1,336	396
Inventory write-downs to net realizable value	51	1,995
Change in fair value of derivative liability and bad debt expense	82	350
Changes in non-cash operating working capital:
Accounts receivable	(1,321)	2,245
Inventories	(605)	(1,121)
Prepaid expenses	(956)	(1,055)
Accounts payable and accrued liabilities	(2,475)	(5,333)
Deferred revenue	(367)	(156)
Warranty liability	(1,999)	(543)
	(23,088)	(22,512)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(1,431)	(978)
Dividends received from joint ventures	4,362	6,987
	2,931	6,009
Cash flows from (used in) financing activities:
Repayment of operating lines of credit and long term facilities	(2,903)	(2,037)
Increase in operating lines of credit and issuance of long term facilities	18,638	1,873
	15,735	(164)
Effect of foreign exchange on cash and cash equivalents	1,192	(6,004)
Decrease in cash and cash equivalents	(3,230)	(22,671)
Cash and cash equivalents, beginning of period	27,143	93,282
Cash and cash equivalents, end of period	$23,913	$70,611

	Three months ended March 31,
	2016	2015
Supplementary information:
Interest paid	$1,869	$2,206
Taxes paid, net of refunds	108	473
Non-cash transactions:
Shares issued on exercise of share units	835	3,230

See accompanying notes to condensed consolidated interim financial statements.

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

 1. Basis of preparation:

The unaudited condensed consolidated interim balance sheet as at March 31, 2016, and the unaudited condensed consolidated interim statements of operations and comprehensive loss, shareholders’ equity and cash flows for the three months ended March 31, 2016 and 2015 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

These unaudited condensed consolidated interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended December 31, 2015 filed with the appropriate securities regulatory authorities.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheet, condensed consolidated results of operations and comprehensive loss, condensed consolidated statements of shareholders' equity and condensed consolidated cash flows as at March 31, 2016 and for all periods presented, have been recorded. The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results for Westport Innovations Inc.’s (“the Company”) full year.

The Company’s reporting currency for its consolidated financial statement presentation is the United States dollar.  The functional currencies of the Company’s operations and subsidiaries include the following: United States, Canadian ("CDN") and Australian dollar, Euro, Chinese Renminbi (“RMB”), and Swedish Krona.  The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates,  shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period end exchange rate as at:		Average for the three months ended:
	March 31, 2016	December 31, 2015	March 31, 2016	March 31, 2015
Canadian dollar	0.77	0.72	0.73	0.81
Australian dollar	0.77	0.73	0.72	0.79
Euro	1.14	1.09	1.10	1.12
RMB	0.15	0.15	0.15	0.16
Swedish Krona	0.12	0.12	0.12	0.12

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

2. Accounting Changes:

 (a)    New accounting pronouncements adopted in 2016:

Amendments to the Consolidation Analysis (Topic 810): Consolidation

In February 2015, the FASB issued ASU 2015-02, which revises the current consolidation guidance which results in a change in the determination of whether an entity consolidates certain types of legal entities. The new standard is effective for annual and interim reporting periods beginning after December 15, 2015 and may be applied on a full or modified retrospective basis. Our adoption of ASU 2015-02 in the first quarter of 2016 did not have a material impact on our consolidated financial statements.

(b)    New accounting pronouncements to be adopted in the future:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017. Early adoption would be permitted as of the original effective date in ASU 2014-09 (i.e., annual reporting periods beginning after December 15, 2016, including interim reporting periods within the annual periods).  The Company has not yet evaluated the impact of the adoption of this new standard.

Going Concern:

In August 2014, the FASB issued ASU 2014-15. Presentation of Financial Statements - Going Concern outlining management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern, along with the required disclosures.  ASU 2014-15 is effective for the annual period ending after December 15, 2016 with early adoption permitted.  The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Simplifying the Measurement of Inventory (Topic 330): Inventory

In July 2015, the FASB issued ASU 2015-11, which requires an entity to measure inventory at the lower of cost or net realizable value, which consists of the estimated selling prices in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. For public entities, the updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The guidance is to be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Simplifying the transition to equity method accounting (Topic 323): Investment

In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement for an investor to retroactively apply the equity method when its increase in ownership interest, or degree of influence, in an investee triggers equity method accounting. The guidance is effective for all entities in annual and interim periods in fiscal years beginning after December 15, 2016 with early adoption permitted. The Company does not anticipate a material impact to the Company's financial statements as a result of this change.

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

2. Accounting Changes (continued):

Improvements to Employee Share-Based Payment Accounting (Topic 718): Compensation

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those years for public business entities with early adoption permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

3. Accounts Receivable:

	March 31, 2016	December 31, 2015
Customer trade receivable	$37,599	$35,517
Due from joint venture (note 15)	216	1,165
Other receivables	3,735	3,617
Income tax receivable	1,004	1,047
Allowance for doubtful accounts	(3,137)	(3,022)
	$39,417	$38,324

4. Inventories:

	March 31, 2016	December 31, 2015
Purchased parts	$20,868	$20,864
Work-in-process	3,904	3,485
Finished goods	11,559	11,311
	$36,331	$35,660

During the three months ended March 31, 2016, the Company recorded write-downs to net realizable value of $51 (three months ended March 31, 2015 - $1,995).

5. Long-term investments:

	March 31, 2016	December 31, 2015
Weichai Westport Inc. (a)	$19,515	$19,065
Cummins Westport Inc. (b)	8,911	10,731
Other equity accounted investees	1,391	1,315
	$29,817	$31,111

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

5. Long-term investments (continued):

(a)   Weichai Westport Inc.:

The Company has a 35% equity interest in Weichai Westport Inc. (“WWI”), a joint venture with Weichai Holding Group Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. For the three months ended March 31, 2016, the Company recognized its share of WWI’s income of $251 (three months ended March 31, 2015 - income of $304) as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of WWI as of and for the years presented are as follows:

	March 31, 2016	December 31, 2015
Current assets:
Cash and short-term investments	$13,730	$4,898
Accounts receivable	56,773	67,302
Inventory	35,323	38,267
Other current assets	1,338	729
Long-term assets:
Property, plant and equipment	6,315	6,401
Deferred income tax assets	6,649	6,611
Other long-term assets	—	1,516
Total assets	$120,128	$125,724
Current liabilities:
Accounts payable and accrued liabilities	$64,369	$71,162
Total liabilities	$64,369	$71,162

	Three months ended March 31,
	2016	2015
Product revenue	$29,931	$55,878
Cost of revenue and expenses:
Cost of product revenue	26,956	50,187
Operating expenses	2,257	4,671
	29,213	54,858
Income before income taxes	718	1,020
Income tax expense	—	151
Income for the period	$718	$869

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

5. Long-term investments (continued):

(b)   Cummins Westport Inc. ("CWI"):

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three months ended March 31, 2016, the Company recognized its share of CWI’s income of $1,762 (three months ended March 31, 2015 - income of $5,945), as income from investment accounted for by the equity method. During the first quarter of 2015, the Company identified adjustments in CWI's estimated 2014 financial statement results, which primarily related to warranty accrual. The identified adjustments resulted in a cumulative $1,184 understatement of the Company's income from investments accounted for by the equity method for the year ended December 31, 2014. The Company corrected the amount related to CWI in the first quarter of 2015, which had the net effect of increasing income from investments accounted for by the equity method by $1,184 for the three months ended March 31, 2015.

Assets, liabilities, revenue and expenses of CWI are as follows:

	March 31, 2016	December 31, 2015
Current assets:
Cash and short-term investments	$113,511	$114,053
Accounts receivable	3,046	4,632
Current portion of deferred income tax assets	18,032	18,990
Other current assets	215	287
	134,804	137,962
Long-term assets:
Property, plant and equipment	1,133	1,212
Deferred income tax assets	32,126	32,015
	33,259	33,227
Total assets	$168,063	$171,189
Current liabilities:
Current portion of warranty liability	$30,446	$37,313
Current portion of deferred revenue	15,908	13,858
Accounts payable and accrued liabilities	15,446	11,852
	61,800	63,023
Long-term liabilities:
Warranty liability	40,070	37,963
Deferred revenue	45,453	45,859
Other long-term liabilities	2,908	2,908
	88,431	86,730
Total liabilities	$150,231	$149,753

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

5. Long-term investments (continued):

(b)    Cummins Westport Inc. (continued):

	Three months ended March 31,
	2016	2015
Product revenue	$47,163	$60,988
Parts revenue	17,803	12,012
	64,966	73,000
Cost of revenue and expenses:
Cost of product and parts revenue	44,342	46,440
Research and development	9,052	6,570
General and administrative	298	222
Sales and marketing	6,381	4,951
Foreign exchange (gain) loss	(8)	30
Bank charges, interest and other	192	168
	60,257	58,381
Income from operations	4,709	14,619
Interest and investment income	137	145
Income before income taxes	4,846	14,764

Income tax expense	1,323	5,243
Income for the period	$3,523	$9,521

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

6. Variable interest entities:

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors.  No one shareholder has the unilateral power to govern CWI.  The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents.  As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared.  Accordingly, neither party is the primary beneficiary.

The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, were as follows:

	Balance at March 31, 2016		Balance at December 31, 2015
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss
Equity method investment	$8,911	$8,911	$10,731	$10,731
Accounts receivable	216	216	1,165	1,165

7. Property, plant and equipment:

		Accumulated	Net book
March 31, 2016	Cost	depreciation	value
Land and buildings	$2,835	$214	$2,621
Computer equipment and software	7,834	6,815	1,019
Furniture and fixtures	5,051	2,484	2,567
Machinery and equipment	74,197	39,722	34,475
Leasehold improvements	10,743	8,605	2,138
	$100,660	$57,840	$42,820

		Accumulated	Net book
December 31, 2015	Cost	depreciation	value
Land and buildings	$2,706	$165	$2,541
Computer equipment and software	7,171	6,234	937
Furniture and fixtures	5,163	2,084	3,079
Machinery and equipment	70,415	36,739	33,676
Leasehold improvements	10,394	8,100	2,294
	$95,849	$53,322	$42,527

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

8. Intangible Assets:

		Accumulated	Net book
March 31, 2016	Cost	amortization	value
Patents and trademarks	$17,779	$4,526	$13,253
Technology	5,100	2,919	2,181
Customer contracts	12,604	5,569	7,035
Other intangibles	328	138	190
Total	$35,811	$13,152	$22,659

		Accumulated	Net book
December 31, 2015	Cost	amortization	value
Patents and trademarks	$16,964	$4,094	$12,870
Technology	4,862	2,663	2,199
Customer contracts	12,025	4,952	7,073
Other intangibles	283	118	165
Total	$34,134	$11,827	$22,307

9. Goodwill:

A continuity of goodwill is as follows:

	Three months ended	Year ended
	March 31, 2016	December 31, 2015
Balance, beginning of period	$3,008	$23,352
Measurement period adjustments	—	149
Impairment losses	—	(18,707)
Impact of foreign exchange changes	144	(1,786)
Balance, end of period	$3,152	$3,008

10. Accounts payable and accrued liabilities:

	March 31, 2016	December 31, 2015
Trade accounts payable	$42,083	$42,851
Accrued payroll	4,136	3,839
Accrued interest	157	1,037
Taxes payable	932	2,014
Other payables	8,777	7,713
	$56,085	$57,454

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

11. Long-term debt:

	March 31, 2016	December 31, 2015
Subordinated debenture notes (a)	$41,108	$38,359
Senior financing (b)	6,712	9,123
Senior revolving financing (c)	11,377	10,859
Other bank financing	5,452	3,312
Capital lease obligations	734	794
	65,383	62,447
Current portion	(19,755)	(8,257)
	$45,628	$54,190

(a)     The subordinated debenture notes are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term.

(b)     Senior financing comprises the Emer S.p.A ("Emer") senior financing agreement ("Emer senior financing"), the Prins Autogassystemen Holding B.V ("Prins") senior financing agreement ("Prins senior financing"), and the Prins senior mortgage loan ("Prins senior mortgage loan"). The senior financing agreements bear interest at 3 or 6-month Euribor plus a fixed percentage ranging from 1% to 3.5%.

(c)     The senior revolving financing facility relates to EMER and bears interest at 6-month Euribor plus 2.5%. Interest is paid semi-annually.

The principal repayment schedule of the senior financings are as follows for the period ended March 31, 2016:

	Subordinated debenture notes	Emer Senior Financing	Prins Senior Financing	Prins Senior Mortgage Loan	Senior revolving financing	Total
2016	$—	$3,043	$1,365	$341	$—	$4,749
2017	41,108	—	—	341	11,377	52,826
2018	—	—	—	341	—	341
2019	—	—	—	342	—	342
2020 and thereafter	—	—	—	939	—	939
	$41,108	$3,043	$1,365	$2,304	$11,377	$59,197

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

12. Long-term royalty payable:
On January 11, 2016, Westport announced that it had entered into a financing agreement with Cartesian Capital Group (“Cartesian”) to support global growth initiatives. The financing agreement immediately provided $17.5 million in cash (the “Tranche 1 Financing”). In consideration for the funds provided to Westport, Cartesian is entitled to royalty payments in respect of the Tranche 1 Financing based on the greater of (i) a percentage of amounts received by Westport on select high pressure direct injection systems and joint venture products in excess of agreed thresholds through 2025 and (ii) stated fixed amounts per annum (referred to as the long-term royalty payable). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23%.

	March 31, 2016	December 31, 2015
Balance, beginning of period	$—	$—
Issuance of Additional Debentures	17,500	—
Accretion expense	1,016	—
Balance, end of period	18,516	—
Current portion	(1,500)	—
	$17,016	$—

The minimum repayment of the long-term royalty payable are as follows for the period ended March 31, 2016:

2016	$—
2017	1,500
2018	3,426
2019	6,164
2020	7,722
2021 and thereafter	27,166
$45,978

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited) )
(Expressed in thousands of United States dollars except share and per share amounts)

13. Warranty liability:

A continuity of the warranty liability is as follows:

	Three month ended March 31,
	2016	2015
Balance, beginning of period	$13,991	$23,109
Warranty claims	(3,005)	(3,187)
Warranty accruals	59	179
Impact of foreign exchange changes	951	765
Balance, end of period	$11,996	$20,866
Less: Current portion	(4,804)	(8,681)
Long-term portion	$7,192	$12,185

14. Share capital, stock options and other stock-based plans:

During the three months ended March 31, 2016, the Company issued 107,543 common shares, net of cancellations, upon exercises of share units and in connection with earn out payments (Note 14(b)), (three months ended March 31, 2015 – 623,934 common shares). The Company issues shares from treasury to satisfy stock option and share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three months ended March 31, 2016, the Company recognized $3,994 (three months ended March 31, 2015 - $3,247) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of March 31, 2016 and March 31, 2015 are as follows:

	Three months ended March 31, 2016		Three months ended March 31, 2015
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of year	9,657,921	$7.62	5,337,873	$10.27
Exercised/Vested	(107,543)	10.26	(298,861)	13.57
Forfeited/expired	(423,631)	15.74	—	—
Outstanding, end of year	9,126,747	$7.21	5,039,012	$9.00
Units outstanding and exercisable, end of period	1,387,571	$9.66	142,166	$11.67

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

14. Share capital, stock options and other stock-based plans (continued):

As at March 31, 2016, $23,944 of compensation cost related to Units awards has yet to be recognized in results from operations and will be recognized over a weighted average period of 1.9 years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at March 31, 2016 as follows:

March 31, 2016
CDN$
Share units:
Outstanding	$30,848
Exercisable	4,690
Exercised	363

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Three months ended March 31,
	2016	2015
Research and development	$649	$484
General and administrative	2,579	2,257
Sales and marketing	766	506
	$3,994	$3,247

Included in the amount of $3,994 for stock-based compensation, $786 relates to 2,420,000 Performance Stock Units ("PSUs")outstanding granted in 2015 and is conditional upon Shareholders of Westport approving an increase in the number of awards available for issuance pursuant to the Westport Omnibus Plan. As a result these PSU's are being treated as a liability until this condition is met.

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15. Related party transactions:

 Pursuant to the amended and restated JVA, Westport engages in transactions with CWI.

As at March 31, 2016, net amounts due from CWI total $216 (2015 - $1,165). Amounts receivable relate to costs incurred by Westport on behalf of CWI. The amounts are generally reimbursed by CWI to Westport in the month following the month in which the payable is incurred.  Cost reimbursements from CWI consisted of the following:

	Three months ended March 31,
	2016	2015
Research and development	$—	$18
General and administrative	196	148
Sales and marketing	770	1,449
	$966	$1,615

16. Commitments and contingencies:

(a)    Contractual Commitments

Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment:

2016	$2,495
2017	3,335
2018	5,877
2019	5,600
2020	4,744
Thereafter	37,494
$59,545

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

The Company is engaged in certain legal actions in the ordinary course or business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

(b)    Purchase Commitments

The Company purchases components from a variety of suppliers and contract manufacturers. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with suppliers and contract manufacturers. A portion of our reported estimated purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The Company may be subject to penalties, and may lose important suppliers, if it is unable to meet its purchase commitments.

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

17. Segment information:

The financial information for the Company’s business segments evaluated by the Chief Operating Decision Makers (the CEO and the COO “CODMs”) includes the results of CWI and WWI as if they were consolidated, which is consistent with the way Westport manages its business segments. As CWI and WWI are accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

The Company’s business operates in four operating segments:

- Westport Operations designs manufactures and sells compressed natural gas, liquefied natural gas, and liquefied petroleum gas components and systems to over 20 global engine Original Equipment Manufacturers ("OEMs"), and to aftermarket customers in over 60 countries;

- Corporate and Technology Investments, which includes corporate costs such as research and development, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that cannot be attributed to a particular segment and are incurred by all segments;

- CWI which serves the medium- to heavy-duty engine markets with spark ignited natural gas engines. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas; and

- WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

The accounting policies for the reportable segments are consistent with those described in the Company's annual consolidated financial statements for the year ended December 31, 2015. The CODM evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, impairment charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

17. Segment information (continued):

	Three months ended March 31,
	2016	2015
Revenue:
Westport Operations	$23,198	$27,452
Corporate and Technology Investments	813	571
CWI	64,966	73,000
WWI	29,931	55,878
Total segment revenues	118,908	156,901
Less: equity investees' revenue	(94,897)	(128,878)
Total consolidated revenues	$24,011	$28,023
Net consolidated operating income (loss) excluding depreciation and amortization, losses on impairments, write-downs and disposals, provision for inventory purchase commitments, foreign exchange loss (gain), bank charges and other:

Westport Operations	$(291)	$(3,898)
Corporate and Technology Investments	(18,355)	(17,002)
CWI	4,894	14,817
WWI	718	1,020
Total segment operating loss	(13,034)	(5,063)
Less: equity investees’ operating income	(5,612)	(15,837)
Net consolidated operating loss excluding depreciation and amortization, losses on impairments, write-downs and disposals, provision for inventory purchase commitments, foreign exchange (gain) loss, bank charges and other:	(18,646)	(20,900)
Depreciation and amortization:
Westport Operations	1,487	1,713
Corporate and Technology Investments	1,621	1,834
	3,108	3,547
Net consolidated operating loss before foreign exchange (gain) loss, bank charges and other	(21,754)	(24,447)
Foreign exchange (gain) loss, bank charges and other	1,484	(2,807)
Loss from operations	(23,238)	(21,640)
Interest on long-term debt and other income (expenses), net	(2,196)	(1,403)
Income from investment accounted for by the equity method	2,003	6,312
Loss before income taxes	$(23,431)	$(16,731)

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

17. Segment information (continued):

	Three months ended March 31,
	2016	2015
Total additions to long-lived assets excluding business combinations:
Westport Operations	$122	$581
Corporate and Technology Investments	1,309	397
	$1,431	$978

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Revenues are attributable to geographical regions based on location of the Company’s customers presented as follows:

	% of total revenue
	Three months ended March 31,
	2016	2015
Americas (including United States)	26%	41%
Asia (including China)	16%	11%
Other (including Italy)	58%	48%

The Company’s revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

As at March 31, 2016, total goodwill of $3,152 (December 31, 2015 - $3,008) was allocated to the Westport Operations segment.

As at March 31, 2016, total long-term investments of $29,271 (December 31, 2015 - $30,565) was allocated to the Corporate and Technology Investments segment and $546 (December 31, 2015 - $546) was allocated to Westport Operations.

Total assets are allocated as follows:

	March 31, 2016	December 31, 2015
Westport Operations	$157,864	$157,452
Corporate and Technology Investments and unallocated assets	51,281	52,200
CWI	168,063	171,189
WWI	120,128	125,724
	497,336	506,565
Less: equity investees’ total assets	(288,191)	(296,913)
Total consolidated assets	$209,145	$209,652

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

17. Segment information (continued):

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill (included in intangible assets below).

Long-lived assets information by geographic area:

March 31, 2016	Fixed Assets	Intangible Assets and Goodwill	Total
Italy	$5,924	$19,913	$25,837
Netherlands	2,964	5,238	8,202
Canada	20,270	507	20,777
United States	14,444	—	14,444
Sweden	120	—	120
China	6,986	—	6,986
Australia	693	153	846
	51,401	25,811	77,212
Less: equity investees' long lived assets	(8,581)	—	(8,581)
Total consolidated long-lived assets	$42,820	$25,811	$68,631

December 31, 2015	Fixed Assets	Intangible Assets and Goodwill	Total
Italy	$6,212	$19,531	$25,743
Netherlands	2,952	5,135	8,087
Canada	18,875	494	19,369
United States	14,210	—	14,210
Sweden	124	—	124
China	7,059	—	7,059
Australia	708	155	863
	50,140	25,315	75,455
Less: equity investees' long lived assets	(7,613)	—	(7,613)
Total consolidated long-lived assets	$42,527	$25,315	$67,842

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18. Financial Instruments:

(a)    Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At March 31, 2016, the Company has $24,621 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at March 31, 2016:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$56,085	$56,085	$56,085	$—	$—	$—
Unsecured subordinated debentures (note 11(a))	41,108	47,115	3,812	43,303	—	—
Senior financing (note 11(b))	6,712	6,879	4,884	704	694	597
Senior revolving financing (note 11(c))	11,377	11,644	11,644	—	—	—
Long-term royalty payable (note 12)	18,516	45,978	1,500	9,590	16,776	18,112
Other bank financing	5,452	5,890	3,464	275	127	2,024
Capital lease obligations	734	781	370	390	21	—
Operating lease commitments	—	59,545	3,327	8,930	9,941	37,347
Royalty payments	—	5,325	2,217	3,108	—	—
	$139,984	$239,242	$87,303	$66,300	$27,559	$58,080

(1) Includes interest at rates disclosed in note 11.

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18. Financial Instruments (continued):

(b)    Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and loan payable approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value.  The long-term investment represents our interests in the CWI, WWI and other equity accounted for investees, which are accounted for using the equity method.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes (note 11) is greater than its fair value based on a recent financing the Company performed with the Cartesian Group (note 12). The approximate fair value of the unsecured subordinated debenture notes is approximately $32,500 (CDN $44,900). Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for senior financing agreements (note 11) approximates their fair values as at March 31, 2016, as the interest rates on the debt is floating and therefore approximates the market rates of interest.  The Company’s credit spread in these subsidiaries also has not substantially changed from the premiums currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at March 31, 2016, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

Westport Innovations Inc.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

19. Subsequent Events

(a)     Cartesian Financing

On April 20, 2016, Westport announced it had sold a derivative economic interest in its Hong Kong holding company, Westport Hong Kong, for an upfront payment of $6.3 million plus a potential future payment based on Cartesian’s return on investment. Westport previously announced its plans to enter into an asset sale transaction with Cartesian and its affiliates in a press release dated January 11, 2016.
The derivative grants Cartesian the option to acquire a direct equity ownership interest in Westport Hong Kong on or after April 20, 2017, the first anniversary of the closing of the sale of the Derivative.The Derivative relates to the performance of a portion of Westport Hong Kong’s assets over time. Westport retains the rights to the anticipated income from Westport Hong Kong during the period prior to any exercise of the option, subject to Westport making certain payments to Cartesian. In addition to the US$6.3 million being paid to Westport, Cartesian has agreed to pay Westport 30% of any incremental value of the derivative realized by Cartesian above a minimum threshold relative to the acquired economic interest in Westport Hong Kong. Subsequent to March 31, 2016, the Company will account for its investment on a cost basis as it no longer has significant influence.

(b)     Merger with Fuel Systems Solutions, Inc.
On September 1, 2015, the Company announced a proposed business combination (the "Merger") with Fuel Systems Solutions, Inc. (“Fuel Systems”). Under the terms of the Merger, the Company was to acquire all of the outstanding shares of Fuel Systems common stock in a stock-for-stock transaction under which Fuel Systems shareholders will receive 2.129 Company shares for each share of Fuel Systems common stock they own at closing.
On March 7, 2016, the Company signed an Amendment to the Agreement and Plan of Merger (the “Amendment”) in relation to the Merger between the Company and Fuel Systems. The exchange ratio of the Agreement has been amended to include a collar mechanism. In the event that the NASDAQ volume weighted average price ("VWAP") of the Company common shares during a specified measuring period is equal to or greater than $2.37, then Fuel Systems stockholders will receive 2.129 Company common shares per Fuel Systems share on closing of the Merger and through the exchange process. In the event that the Company’s VWAP is equal to or less than $1.64, then Fuel Systems stockholders will receive approximately 3.08 Company common shares per Fuel Systems share on closing of the Merger and through the exchange process. In the event that the Company's VWAP is greater than $1.64 and less than $2.37, then Fuel Systems stockholders would receive a number of Company common shares per Fuel Systems share equal to dividing $5.05 by the Company’s VWAP, rounded to four decimal places. The measuring period will be the ten consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date.
On March 18, 2016, the Company announced that its shareholders approved the issuance of such number of Company common shares as required to complete the Merger.
The Merger requires certain regulatory approvals and approval by a majority of the shareholders of Fuel Systems. All substantive regulatory approvals have been received. The Merger is currently anticipated to close in June 2016.